                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)


                                AutoNation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    05329W102
                                 --------------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  October 30, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]





                         (Continued on following pages)

                                  SCHEDULE 13D



CUSIP NO.  05329W102                                     Page 2 of 11 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4

--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        17,266,482
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           17,266,482
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            17,266,482
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES                                                          [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.  05329W102                                     Page 3 of 11 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        9,894,219
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           9,894,219
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            9,894,219
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.  05329W102                                    Page 4 of 11 Pages
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        9,894,219
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           9,894,219
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                       10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            9,894,219
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
--------------------------------------------------------------------------------

        The Reporting Persons listed on the cover pages to this Amendment No. 6 to Schedule 13D hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by H. Wayne Huizenga dated May 21, 1995, as amended by Amendment No. 1 dated July 17, 1995, as amended by Amendment No. 2 dated August 3, 1995, as amended by Amendment No. 3 dated October 27, 1995, as amended by Amendment No. 4 dated January 16, 1997, as amended by Amendment No. 5 dated May 7, 2001 (taken together, the
"Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.




                               Page 5 of 11 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

              (a) and (b) As of October 30, 2001, Mr. Huizenga may be deemed to beneficially own 17,266,482 shares of Common Stock, which includes 2,929 shares of Common Stock owned directly by Mr. Huizenga, 9,894,219 shares of Common Stock beneficially owned by HILP as described below and 7,369,334 shares of Common Stock issuable to Mr. Huizenga upon exercise of employee stock options, representing in aggregate approximately 5.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 324,967,303 shares of Common Stock issued and outstanding as of October 26, 2001, plus the 7,369,334 shares of Common Stock issuable upon exercise of employee stock options which Mr. Huizenga may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Huizenga has the sole power to vote and the sole power to dispose of the 17,266,482 shares of Common Stock which he may be deemed to beneficially own.

              As of October 30, 2001, HILP may be deemed to beneficially own 9,894,219 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 324,967,303 shares of Common Stock issued and outstanding as of October 26, 2001). HILP has the sole power to vote and the sole power to dispose of the 9,894,219 shares of Common Stock which it may be deemed to beneficially own.

              As of October 30, 2001, HII may be deemed to beneficially own the 9,894,219 shares of Common Stock beneficially owned by HILP described above, representing 3.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 324,967,303 shares of Common Stock issued and outstanding as of October 26, 2001). HII has the sole power to vote and the sole power to dispose of the 9,894,219 shares of Common Stock which it may be deemed to beneficially own.



                               Page 6 of 11 Pages

                  As of October 30, 2001, none of the persons listed in Item 2 above (other than the Reporting Persons), individually or in the aggregate, beneficially owns more than 1% of the outstanding shares of Common Stock. Because the persons listed in Item 2 above (other than the Reporting Persons) are either officers or directors of HII, they each may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to be the beneficial owner of the 9,894,219 shares of Common Stock beneficially owned by HILP and HII described above. Each of such persons disclaims beneficial ownership of any of the 9,894,219 shares of Common Stock owned by HILP and HII.

                  (c) On October 30, 2001, HILP sold 15,000,000 shares of Common Stock at a price of $10.00 per share in a block trade. Otherwise, there have been no transactions in the Common Stock of the Issuer effected by Mr. Huizenga, HII, HILP or, to the knowledge of the Reporting Persons, any other person listed in Item 2, during the past 60 days.

                  (e) On October 30, 2001, HILP and HII ceased to be the beneficial owner of more than five percent of the Common Stock.

                               Page 7 of 11 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. WAYNE HUIZENGA



Dated: November 6, 2001





                               Page 8 of 11 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS LIMITED
                                   PARTNERSHIP, a Nevada limited partnership

                                   By:  Huizenga Investments, Inc., a Nevada
                                        corporation, as general partner


                                        By:/s/ Cris V. Branden
                                           -------------------------------------
                                           Cris V. Branden
                                           Authorized Officer

Dated: November 6, 2001






                              Page 9 of 11 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   HUIZENGA INVESTMENTS, INC., a Nevada
                                   corporation

                                   By:  /s/ Cris V. Branden
                                        ----------------------------------------
                                        Cris V. Branden
                                        Authorized Officer

Dated: November 6, 2001






                              Page 10 of 11 Pages

                               INDEX TO EXHIBITS


NUMBER                                 EXHIBIT
------                                 -------

1* Joint Filing Agreement among Mr. H. Wayne Huizenga, Huizenga Investments Limited Partnership and Huizenga Investments, Inc.


---------------------------
* previously filed










                              Page 11 of 11 Pages